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Wells Fargo Advantage Funds®

Product Alert

September 28, 2010

Proposed mergers of Wells Fargo Advantage Money Market Trust funds: Frequently asked questions

A definitive prospectus/proxy statement that proposes the mergers of the three Wells Fargo Advantage Money Market Trust funds was filed with the Securities and Exchange Commission (SEC) on September 28, 2010. The proxy seeks shareholder approval for the merger of three money market trust funds into three acquiring Wells Fargo Advantage Money Market Funds. The proposed Fund mergers and reorganizations are expected to be nontaxable events for U.S. federal income tax purposes.

The following questions and answers are intended for business partners and investment professionals who have questions about these proposed mergers.

Overview

Which money market fund merger proposals are shareholders being asked to vote on at a special meeting on October 27, 2010?

Shareholders are being asked to approve the merger of their target fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Money Market Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for Institutional Class shares of the acquiring Fund. Immediately after the closing of the merger, shareholders will hold a number of shares of an acquiring Fund equal to the number of shares of the target Fund that they held before the closing. The target Funds and the corresponding acquiring Funds are listed in the table below:

Fund Mergers Subject to Shareholder Approval

Target (Merging) Wells Fargo Advantage Fund	CUSIP	Acquiring Wells Fargo Advantage Fund	CUSIP
California Municipal Money Market Trust	94975H452	California Municipal Money Market Fund—Institutional Class	949921548
Money Market Trust	94975H387	Cash Investment Money Market Fund—Institutional Class	94975H437
National Tax-Free Money Market Trust	94975H346	National Tax-Free Money Market Fund—Institutional Class	94975H353

Who are the shareholders of the Wells Fargo Advantage Money Market Trust funds?

Historically, shares of the Wells Fargo Advantage Money Market Trust funds were only purchased within certain trust or investment advisory accounts, including accounts for Wells Fargo’s Investment Management and Trust group and Wells Capital Management. Shares were also offered through certain financial intermediaries that charge their customers transaction fees or other fees for their investments.

Will the proposed mergers result in any federal tax liability for shareholders?

No. Each proposed merger is expected to be a nontaxable event for U.S. federal income tax purposes.

Has the Board of Trustees of Wells Fargo Advantage Funds approved these proposals?

Yes. The Board has unanimously agreed that these mergers are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

Why has the Board recommended that shareholders vote in favor of the mergers?

Among the factors the Board considered in recommending these mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are identical.

The net expenses (after contractual waivers) of the target and acquiring Funds are the same.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the mergers.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

What is the timeline for the mergers?

Time Frame	Event
August 31, 2010	Record date for special shareholder meeting.
October 2010	Proxy materials will be mailed to shareholders of record (as of August 31, 2010).
October 27, 2010

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

November 5, 2010	If approved by shareholders, the mergers will occur on or about November 5, 2010, following the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on October 27, 2010.

Who is entitled to vote?

Shareholders who owned shares of the target Funds on the record date, which was August 31, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the Fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in the following ways:

By returning the proxy ballot by mail prior to the shareholder meeting.

By calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on the ballot.

By going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot. (Note: Although most shareholders will have the option to vote via the Internet, a small number of “registered” (direct-to-fund) investors will only be able to vote by mail or telephone, as described on their proxy ballots.)

By personally attending and voting at the shareholder meeting on October 27, 2010.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy vote by mail. They may call the proxy solicitation firm, The Altman Group, at 1-866-828-6931 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an e-mail confirmation.

What if shareholders of a certain Fund do not approve the merger of that Fund?

If this occurs, the merger will not take place for that Fund, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-866-828-6931 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday. The Altman Group may transfer shareholders to Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote by using the automated phone service by calling the number listed on their proxy ballots.

If shareholders approve the proposals, when will the mergers take effect?

Upon shareholder approval, the mergers of the Wells Fargo Advantage Money Market Trust funds are expected to become effective following the close of business on November 5, 2010.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, will pay for all expenses incurred for this proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their trust officer, investment professional, or Wells Fargo Advantage Funds at 1-800-260-5969 (from 8 a.m. to 7 p.m. Eastern Time, Monday through Friday). If they have any questions about how to vote their proxy they may call our proxy solicitor, The Altman Group, directly at 1-866-828-6931 from 9 a.m. to 11 p.m., Eastern Time, Monday through Friday.

Reorganization Process

Can shareholders purchase or redeem their shares before the proposed mergers take place?

Yes. Existing shareholders of the merging/target funds may make subsequent purchases prior to the proposed mergers. Shareholders may also redeem their shares at any time before the proposed mergers take place.

What will happen to the price of the acquiring Fund on the day of the proposed mergers?

The proposed reorganization will not affect the share price of the acquiring Fund.

What share classes will shareholders own after the proposed mergers?

Current shareholders of the Wells Fargo Advantage Money Market Trust funds will receive Institutional Class shares of their acquiring Fund as a result of the mergers.

How do the expenses of the acquiring Funds compare to the target Funds?

The net expenses (after contractual waivers) of the target and acquiring Funds are the same. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statements.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target, and their directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in September 2010.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Carefully consider a Fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.wellsfargo.com/advantagefunds. Read it carefully before investing.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 125858 09-10

NOT FDIC INSURED n  NO BANK GAURANTEE  n  MAY LOSE VALUE

FOR INSTITUTIONAL INVESTOR USE ONLY – NOT FOR USE WITH THE RETAIL PUBLIC